Exhibit 99.1

Shah Capital Launches Campaign Urging Stockholders to Vote AGAINST the Re-Election of All of Novavax’s Directors Up for Election at its 2024 Annual Meeting

Highlights Novavax’s Massive Untapped Value That it Believes is Being Hindered by an Overly Conservative Board and Management That Clings to Failed Strategies and Have Undermined Stockholder Value

Calls for Fresh Perspectives in the Boardroom to Restore Investor Confidence in the Company

Files Preliminary Proxy and Urges Stockholders to Vote AGAINST The Re-Election of all Class II Directors and AGAINST The Approval of Three of the Company’s Other Proposals at the Annual Meeting

Raleigh, 6th May 2024 – Shah Capital Management, Inc. (together with its affiliates, “Shah Capital,” “we” or “our”) collectively beneficially owns approximately 7.5% of the outstanding common stock of Novavax, Inc. (NASDAQ: NVAX) (“Novavax” or the “Company”), making it a top three and largest non-index stockholder, today issued the below statement to stockholders regarding its intended efforts at the 2024 Annual Meeting of Stockholders scheduled for Thursday, June 13, 2024, 8:30 a.m. Eastern Time (the “Annual Meeting”):

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Fellow Novavax Stockholders:

Novavax’s upcoming Annual Meeting presents an opportunity to send a strong and clear message to the Company’s board of directors (the “Board”) and management – that stockholders cannot afford the status quo and the time for meaningful Board refreshment is now!

Shah Capital recognizes the critical importance of effective board oversight and stewardship. Unfortunately, we have lost faith that the current directors have the ability or willingness to adapt to market pressures and take the steps we believe are necessary to address its continuing dismal performance. As a result, Shah Capital today filed a preliminary proxy statement to solicit stockholders to vote AGAINST the re-election of Richard H. Douglas, Margaret G. McGlynn, and David Mott, each of the Company’s Class II Directors up for election at the Annual Meeting. In our view, the Company’s current management has failed to implement effective strategies to turn the business around despite its rapidly shrinking share price, necessitating material and immediate board refreshment. Novavax remains today one of the most shorted stocks on NASDAQ.

The decision to launch this campaign follows our repeated attempts to constructively engage with the Board. We strongly believe in the value of Novavax’s deep IP portfolio and Matrix-M adjuvant platform and that there is a vast and currently untapped market for non-mRNA protein vaccines. We have offered several suggestions to the Board aimed at addressing Novavax’s apparently self-inflicted problems, which we believe have significantly undermined its growth and success. The Board regrettably has been unresponsive to our suggestions. Shah Capital has, therefore, decided to make its concerns public and has today announced its intention to vote AGAINST the re-election of Mr. Douglas, Ms. McGlynn and Mr. Mott at the Annual Meeting and urges Novavax stockholders to do the same.

Shah Capital further believes that the maintenance and expansion of the Company’s generous compensation programs for its executive management and directors, given the Company’s continuing poor performance and recent massive stockholder dilution is inappropriate. Therefore, Shah Capital is also calling on all Novavax stockholders, as they assess the Company’s future direction and leadership, to vote AGAINST three of the Company’s other proposals to be considered at the Annual Meeting, which include an advisory vote to approve the compensation of Novavax’s named executive officers and amendments to certain of it’s compensation plans.

We believe that fresh perspectives are desperately needed in the boardroom to steer Novavax towards sustainable profitable growth. Our campaign provides stockholders with an opportunity to send a clear message to the Company that material change is needed now for the benefit of all stockholders. As a committed long-term investor in Novavax, we have closely monitored the Company’s performance and governance practices and are Deeply Concerned by the Company’s Shocking Destruction of Stockholder Value and the Market’s Apparent Lack of Faith in the Direction of the Company

We reiterate our position that Novavax must urgently adopt a more innovative and dynamic sales and marketing strategy. Specifically, that the Company should target key Covid segments in its marketing, such as direct-to-patient outreach for individuals aged 60+ and residents of southern states, as well as develop more effective regulatory stakeholder management, particularly with the FDA. Furthermore, we contend that Novavax should turn its Matrix-M adjuvant franchise’s inactive pipeline candidates (such as Flu, RSV, and H5N1) into active opportunities through an infusion of outside capital and potential strategic partnerships. Lastly, we believe efficient and effective spending is necessary for operational profitability at Novavax in 2024 and beyond.

We urge you to stand with us and vote AGAINST the re-election of Mr. Douglas, Ms. McGlynn and Mr. Mott and AGAINST certain of the Company’s other proposals at the Annual Meeting. By voting AGAINST each of the directors eligible for re-election, you will send a strong message to the Board that you are dissatisfied with the status quo and believe urgent change is needed.

Under the Company’s policies, each of the directors up for election at the Annual Meeting have already tendered an irrevocable contingent resignation to the Company’s secretary. Such resignations will become effective, only if (i) such director fails to receive the requisite majority vote in an uncontested election and (ii) accepted by the Board. In our view, if our campaign results in any director failing to receive a majority of the votes cast for his or her election, then we believe it would clearly be inappropriate for any such director to continue to serve on the Board and we would call on the Board to promptly accept his or her resignation.

We urge you to make your voice heard with your “AGAINST VOTE.” Your action can help initiate the changes at Novavax that we believe are required to put Novavax on a path towards success and sustained profitable growth.

Sincerely,

Shah Capital Management, Inc.

About Shah Capital:

Shah Capital is a global investment firm employing a focused investment philosophy with an emphasis on turnarounds and special situations.

Media Contacts:

Citigate Dewe Rogerson Shah Capital team	shah@citigatedewerogerson.com

Investors:

InvestorCom LLC

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

shah@investor-com.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Shah Capital Management, Inc., a North Carolina corporation (“Shah Capital Management”), together with the other participants in its solicitation (collectively, “Shah Capital”), have filed a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes AGAINST the election of Richard H. Douglas, Margaret G. McGlynn and David Mott to the Board of Directors of Novavax, Inc., a Delaware corporation (the “Company”) at the Company’s 2024 annual meeting of stockholders (the “Annual Meeting”) and AGAINST the approval of certain of the Company’s other proposals to be considered by stockholders at the Annual Meeting.

SHAH CAPITAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Shah Capital Management, Shah Capital Opportunity Fund LP (“Shah Opportunity”) and Himanshu H. Shah.

As of the date hereof, Shah Capital Management directly beneficially owns 9,750,000 shares of Common Stock, par value $0.01 per share of the Company (the “Common Stock”). As the investment manager of Shah Opportunity and certain separately managed accounts (the “Shah Managed Accounts”), Shah Capital Management may be deemed to beneficially own 10,415,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts.1 As of the date hereof, Mr. Shah directly beneficially owns 65,382 shares of Common Stock, which are held in an account separately managed by Shah Capital Management for his benefit (the “Mr. Shah Managed Account”).  As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 10,415,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts, which in addition to the 65,382 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 10,481,176 shares of Common Stock that Mr. Shah may be deemed to beneficially own.

1 The Shah Managed Accounts excludes the Mr. Shah Managed Account (as defined below).